SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 30, 2018

VIA EDGAR

Ms. Mara L. Ransom

Mr. Parhaum J. Hamidi

Ms. Jennifer López

Mr. Scott Stringer

Ms. Robyn Manuel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MOGU Inc. (formerly known as Meili Inc.) (CIK No. 0001743971)
Registration Statement on Form F-1 (File No. 333-228317)

Dear Ms. Ransom, Mr. Hamidi, Ms. López, Mr. Stringer and Ms. Manuel:

On behalf of our client, MOGU Inc. (formerly known as Meili Inc.), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibit via EDGAR to the Securities and Exchange Commission (the “Commission”).

In the Registration Statement, the Company added certain disclosure repeated below. Except for such changes, the other disclosure in the registration statement filed with the Commission on November 29, 2018 remains the same.

U.S. Securities and Exchange Commission

November 30, 2018

Underwriting, page 181

Trustbridge Partners IV, L.P., a principal shareholder of us, has indicated an interest in purchasing up to US$3 million of the ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Trustbridge Partners IV, L.P.

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on November 29, 2018.

The Company has filed the joint acceleration requests today and respectfully requests that the effectiveness of the Registration Statement be accelerated to, and that the Registration Statement become effective at, 4:30 p.m., Eastern Time on December 4, 2018, or as soon thereafter as practicable. The Company would greatly appreciate your continuing assistance and support in meeting its timetable.

*        *        *

U.S. Securities and Exchange Commission

November 30, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Steven Zhao, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 212 323-3273 or via e-mail at steven.zhao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Qi Chen, Chairman of the Board of Directors and Chief Executive Officer, MOGU Inc.

Helen Ting Wu, Chief Financial Officer, MOGU Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steven Zhao, Partner, PricewaterhouseCoopers Zhong Tian LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP